Exhibit 99.1
For Immediate Release
Qiao Xing Mobile Reports Second Quarter 2008 Financial Results

Beijing, China (October 24, 2008) — Qiao Xing Mobile Communication Co., Ltd. (“Qiao Xing Mobile” or the “Company”) (NYSE: QXM), one of China’s leading domestic manufacturers of mobile handsets operating its business primarily through its subsidiary, CEC Telecom Co., Ltd. (“CECT”), today announced its unaudited results for the quarter ended June 30, 2008.
The Company previously only released its operating results for the second quarter because a third party valuation was being conducted for the purposes of accounting for the $70 million convertible notes issued in May 2008. The valuation was just completed and the Company is reporting its unaudited financial results for the second quarter of 2008.
Net income before extraordinary item for the second quarter was RMB133.4 million (US$19.4 million1). This represents a 25.4% decrease from the second quarter of 2007 and a 25.5% increase from the first quarter of 2008.
Basic and diluted earnings per share for the second quarter of 2008 were RMB2.46 (US$0.36) and RMB0.82 (US$0.12), respectively.
Mr. Wu Zhiyang, Chairman of Qiao Xing Mobile, said, “We remain very positive about our third quarter operating results and expect to meet our targeted operating income.”
About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is one of the leading domestic manufacturers of mobile handsets in China in terms of unit sales volume. The Company manufactures and sells mobile handsets based primarily on Global System for Mobile Communications, or GSM, global cellular technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit www.qxmc.com.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into United States dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.8591 to US$1.00, the effective noon buying rate as of June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts referred to in this announcement could have been or could be converted into U.S. dollars at any particular rate or at all.

Safe Harbor Statement
This press release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of October 24, 2008, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For further information:
Tao Ma
Qiao Xing Mobile Communication Co., Ltd.
Tel: 8610 8219 3706
Email: matao@qxmc.com

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
(amounts in thousands)

	December 31,	June 30, 2008
	2007
	RMB	RMB
Assets
Cash	2,729,982	2,787,582
Restricted cash	94,384	120,100
Accounts receivable, net	418,564	490,159
Bills receivable	—	23,400
Inventories	177,279	151,096
Prepayments to suppliers	155,993	486,837
Prepaid expenses and other current assets	19,295	11,209
Deferred income taxes	5,685	5,366

Total current assets	3,601,182	4,075,749
Property, machinery and equipment, net	175,469	183,387
Land use rights	36,106	35,706
Equity investment	7,803	7,803
Goodwill	112,814	112,814
Other intangible assets, net	60,728	53,348
Deferred debt issuance costs, net	—	49,606

Total assets	3,994,102	4,518,413

Liabilities, minority interests and shareholders’ equity
Short-term borrowings	983,904	1,192,728
Accounts payable	107,990	75,609
Prepayments from customers	4,585	10,512
Accrued liabilities	41,401	53,036
Amounts due to related parties	4,532	29,358
Other payables and current liabilities	58,630	22,510
Embedded derivative liability	—	185,573
Income taxes payable	38,722	25,520

Total current liabilities	1,239,764	1,594,846
Convertible notes	—	166,956
Deferred income taxes	5,561	4,680

Total liabilities	1,245,325	1,766,482
Minority interests	78,235	84,216
Shareholders’ equity	2,670,542	2,667,715

Total liabilities, minority interests and shareholders’ equity	3,994,102	4,518,413

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Unaudited Condensed Consolidated Statements of Operations
(amounts in thousands, expect share and per share data)

		Three months ended
		June 30,	March 31,	June 30,
	Note	2007	2008	2008
		RMB	RMB	RMB
		(Restated)
		Note (1)
Revenues		844,146	604,455	383,689
Cost of goods sold		(561,290)	(414,583)	(250,666)

Gross profit		282,856	189,872	133,023
Selling and distribution expenses		(17,700)	(16,761)	(33,153)
General and administrative expenses		(21,261)	(11,232)	(12,680)
Research and development expenses		(6,951)	(5,685)	(7,963)
Amortization of intangible assets		(6,350)	(4,222)	(3,158)

Operating income		230,594	151,972	76,069
Foreign exchange gain (loss), net		2,228	4,367	(2,502)
Interest income		5,063	6,589	6,589
Interest expense		(10,448)	(13,725)	(35,635)
Gain on remeasurement of embedded derivatives		—	—	113,730
Other income (loss), net		113	291	(3,975)

Income before income tax expense, minority interests and extraordinary item		227,550	149,494	154,276
Income tax expense		(35,323)	(39,076)	(19,005)

Income before minority interests and extraordinary item		192,227	110,418	135,271
Minority interests		(13,489)	(4,118)	(1,863)

Net income before extraordinary item		178,738	106,300	133,408
Extraordinary item — gain on acquisition of additional equity interest in CECT		28,689	—	—

Net income		207,427	106,300	133,408

Basic earnings per share:	(2)
— Before extraordinary item		3.72	2.00	2.46
— Extraordinary item		0.60	—	—

— After extraordinary item		4.32	2.00	2.46

Diluted earnings per share:	(2)
— Before extraordinary item		3.72	2.00	0.82
— Extraordinary item		0.60	—	—

— After extraordinary item		4.32	2.00	0.82

Weighted average number of shares outstanding:	(2)
— Basic		47,967,000	53,028,000	49,467,000

— Diluted		47,967,000	53,028,000	54,333,000

Qiao Xing Mobile Communication Co., Ltd. and Subsidiaries
Notes to Unaudited Condensed Consolidated Financial Statements
(1)	As previously announced, the financial statements of the Company for the three months ended June 30, 2007 have been revised to correct an immaterial error that resulted from a change in the functional currency of the Company from Renminbi to United States dollar. With the completion of the Company’s listing on the NYSE on May 3, 2007, substantially all of its cash and financings are now denominated in United States dollars. Due to this significant change in the Company’s economic facts and circumstances, management concluded that the Company’s functional currency should be changed from Renminbi to United States dollars, effective May 3, 2007. The functional currency of all other companies in the Group continues to be Renminbi. The change in functional currency has resulted in an increase in the previously reported consolidated net income for the three months ended June 30, 2007 by approximately RMB9.4 million.
(2)	Basic and diluted earnings per share data reflects on a retroactive basis a 40-for-one share split that became effective on April 13, 2007.
(3)	The accompanying unaudited condensed consolidated financial statements do not fully comply with U.S. GAAP due to the omission of certain required disclosures.